SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

NATIONAL INTERSTATE CORPORATION

(Name of Subject Company)

NATIONAL INTERSTATE CORPORATION

(Name of Person(s) Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

63654U100

(CUSIP Number of Class of Securities)

Arthur J. Gonzales

Vice President, General Counsel and Secretary

3250 Interstate Drive

Richfield, Ohio 44286-9000

(303) 659-8900

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Anthony E. Kuhel, Jr.

Thomas A. Aldrich

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2014 by National Interstate Corporation, an Ohio corporation (as amended or supplemented from time to time, including as amended by this Amendment No. 4, the “Statement”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 2.	Identity and Background of Filing Person

(a) The “and” immediately following the first instance of “March 7, 2014” in the fourth sentence of the section entitled “Item 2—Identity and Background of Filing Person—(b) Tender Offer” is deleted and replaced with “,”. “and (x) Schedule TO-A dated March 11, 2014” is added immediately following the second instance of “March 7, 2014” in the fourth sentence of the section entitled “Item 2—Identity and Background of Filing Person—(b) Tender Offer.”

Item 4.	The Solicitation or Recommendation

(a) The following is added at the end of the paragraph discussing the board meeting held on February 7, 2014 in the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer”:

At this board meeting and all other board meetings, Mr. Consolino presided in his capacity as chairman of the board of directors of the Company. None of Messrs. Joel Schiavone, Donald Schwegman, Alan R. Spachman or Michael A. Spachman stated the specific reasons for their abstentions or their votes on the proposals although, in the course of the discussion among the members of the board of directors at the meeting, Mr. Alan R. Spachman expressed his view that any financial advisor engaged by the board of directors would be “tainted” because it was not engaged by a committee of disinterested directors.

(b) The following is added at the end of the paragraph discussing the board meeting held on February 10, 2014 in the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer”:

None of Messrs. Joel Schiavone, Alan R. Spachman or Michael A. Spachman stated the specific reasons for their abstentions.

(c) The following is added at the end of the paragraph discussing Mr. Alan R. Spachman’s Schedule 13D filed on February 14, 2014 in the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer”:

Neither the Company nor the board of directors at any time definitively denied Mr. Alan R. Spachman’s request for separate counsel. Further, the board of directors has at no time made any affirmative determination that Mr. Alan R. Spachman is an “independent” director for purposes of the NASDAQ Listing Rules or otherwise. In addition, neither the Company’s articles of incorporation, code of regulations, nor applicable Ohio law imposes upon the Company any obligation to provide counsel to individual directors upon their request at the Company’s expense in the presence of alleged conflicts of interest relating to a matter before the board, such a determination being solely in the discretion of the board of directors.

(d) The following paragraph – “On February 17, 2014, the Purchaser provided additional financial information and analysis to the board of directors concerning the Initial Offer Price. The section entitled “Position of AFG and Purchaser Regarding Fairness of the Offer” in the Amended and Restated Offer to Purchase filed as an exhibit to the Purchaser’s Schedule TO-A filed with the Commission on February 21, 2014 includes such additional financial information, and the Amended and Restated Offer to Purchase is filed herewith as exhibit a(19) and incorporated herein by reference”— in the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer” is replaced as follows:

On February 17, 2014, the Purchaser provided additional financial information and analysis to the board of directors concerning the Initial Offer Price, which information was substantially identical to the section entitled “Position of AFG and Purchaser Regarding Fairness of the Offer” in the Amended and Restated Offer to Purchase filed as an exhibit to the Purchaser’s Schedule TO-A filed with the Commission on February 21, 2014 and which is included below. Any references to “National Interstate” in such information are references to the Company. The following information has been provided by the Purchaser. Shareholders should not infer from the Company’s disclosure of this information that the Company is in agreement or disagreement with such information:

Implied Transaction Multiples

AFG and Purchaser reviewed the information contained in the following table, which presents earnings and book value multiples of relevant financial statistics for National Interstate’s stock price (as of February 4, 2014, the date before the Offer was announced) and the initial $28.00 offer price.

The table below reflects the mid-point of the net income from operations per share, diluted, as reported by National Interstate on January 30, 2014.

		Unaffected Trading Price 1 Day Prior to Offer	Offer Price
National Interstate share price		$22.17	$28.00
Price as a multiple of
2013 net income from operations per share, diluted	$0.67	33.1x	41.8x
2013 Consensus operating earnings per share	0.67	33.3x	42.1x
2014 plan operating earnings per share	2.30	9.6x	12.2x
2014 Consensus operating earnings per share	1.64	13.5x	17.1x
GAAP book value per share at 9/30/13, reported	17.63	1.26x	1.59x
GAAP book value per share at 9/30/13, excluding unrealized gains on fixed maturities	16.84	1.32x	1.66x

Market Review

AFG and Purchaser considered the investment ratings and, where available, share price targets for the five equity research analysts providing research coverage on National Interstate. The initial $28.00 offer price equals or exceeds the target price for each analyst supplying a target price.

Firm	Report Date	Opinion	Target Price
Keefe, Bruyette & Woods	February 5, 2014	Market Perform	$28.00
Sidoti & Co., LLC	January 31, 2014	Neutral	28.00
Bank of America Merrill Lynch	January 29, 2014	Underperform	26.00
William Blair	October 31, 2013	Market Perform	N/A
Raymond James	October 30, 2013	Underperform	N/A

Public Market Trading Analysis

In order to assess how the public market values shares of similar publicly traded companies, AFG and Purchaser reviewed and compared specific financial and market data relating to National Interstate with selected companies identified in National Interstate’s Annual Report on Form 10-K for the year ended December 31, 2012 as competitors or peers, to the extent such companies were publicly traded in the United States and property and casualty companies with equity market capitalization as of February 14, 2014 of between $100 million and $1.0 billion.

No adjustment was made to the trading multiples to reflect a “control premium” because Purchaser owned a majority of the outstanding Shares prior to the Offer and National Interstate is a “controlled company” as defined in the rules of the Nasdaq Stock Market.

AFG and Purchaser noted that the multiples of each of 2013 actual operating earnings per share, 2014 plan operating earnings per share, September 30, 2013 GAAP book value per share and September 30, 2013 GAAP book value per share excluding realized gains for the initial $28.00 offer price exceeds the median multiples for both the selected companies identified in National Interstate’s filings with the SEC as competitors or peers, to the extent such companies were publicly traded in the United States and property and casualty companies with equity market capitalization as of February 14, 2014 of between $100 million and $1.0 billion.

Company Name	Price as a multiple of
	2013Y FactSet Median earnings per share Estimate	2014Y FactSet Median earnings per share Estimate	2013q3 Book Value per Share	2013q3 Book Value per Share excl. Unrealized Gains
American International Group, Inc.	11.2	11.5	0.73	0.78
Travelers Companies Inc.	9.4	10.1	1.23	1.27
Progressive Corp.	15.1	14.6	2.12	2.43
Old Republic International Corp.	14.0	14.0	1.07	1.20
RLI Corp.	17.5	18.9	2.12	2.49
Median of public companies from 10-K competitors	14.0	14.0	1.23	1.27
Navigators Group Inc.	15.0	17.5	0.96	1.01
Safety Insurance Group Inc.	14.0	15.3	1.24	1.27
Infinity P&C Corp.	28.9	20.5	1.30	1.34
State Auto Financial Corp.	16.9	13.3	1.09	1.16
Employers Holdings Inc.	23.5	18.4	0.91	1.60
AMERISAFE Inc.	20.0	15.5	1.86	1.84
United Fire Group Inc.	11.5	12.0	0.93	1.03
HCI Group, Inc.	7.6	9.1	2.99	3.04
Donegal Group Inc.	18.1	12.9	1.00	1.00
Universal Insurance Holdings	NA	NA	NA	2.46
EMC Insurance Group Inc.	8.7	11.0	0.87	0.94
Baldwin & Lyons Inc.	16.0	13.7	0.97	1.09
Meadowbrook Insurance Group	73.4	11.3	0.73	0.76
United Insurance Holdings	11.8	10.2	2.07	2.08
Hallmark Financial Services	40.9	23.5	0.72	0.76
Federated National Holding Co.	12.3	13.0	1.39	1.47
First Acceptance Corp.	NA	NA	NA	1.58
Atlas Financial Holdings Inc.	18.2	13.0	1.96	1.92
Median of public P&C companies with $100mm – $1bn market cap	16.4	13.2	1.04	1.30
National Interstate Corp. at 28.00 initial offer price	42.1	17.1	1.59	1.66

Premiums Paid in Insurance Minority Buy-out Transactions

In order to assess an appropriate premium to be paid to National Interstate’s unaffiliated shareholders, AFG and Purchaser reviewed premiums paid by acquirers in selected minority buy-in transactions since 1998 where the acquirer owned at least 50% of the target before the transaction and the buyer and/or target were United States insurance companies.

Acquired Company	Acquiring Company	Announcement Date	Final Premium	Inside Ownership Pre-Offer
C.N.A. Surety	C.N.A. Financial Corporation	4/19/2011	37.9%	61.0%
Odyssey Re	Fairfax Financial	9/4/2009	29.8%	72.6%
Nationwide Financial Services	Nationwide Mutual	3/10/2008	37.8%	66.0%
Alfa Corp.	Alfa Mutual	7/17/2007	44.7%	54.7%
Great American Finc’l Resources	American Financial Group Inc.	2/22/2007	13.2%	75.7%
21st Century Insurance Co.	AIG	1/24/2007	32.6%	61.9%
Erie Family Life Ins. Co.	Erie Indemnity Co.	3/21/2006	6.7%	75.1%
Liberty Financial Cos. Inc.	Liberty Mutual Ins. Co.	6/6/2001	2.3%	65.6%
AXA Financial Inc.	AXA S.A.	8/30/2000	4.6%	60.0%
Hartford Life	Hartford Financial Services Group Inc.	3/27/2000	18.6%	81.5%
Travelers Property Casualty Corp.	Citigroup	3/21/2000	24.6%	85.0%
Conning Corp.	MetLife	1/18/2000	30.7%	60.4%
Citizens Corp.	Allmerica Financial Corp.	10/27/1998	20.6%	82.0%
		Median	24.6%

The median premium of 24.6% compares to the 26.3% premium for the initial offer price of $28.00 and is far exceeded by the 35% premium of the Offer Price.

Dividend Discount Analysis—AFG and Purchaser Assumptions

AFG prepares three year projections as part of its financial and capital planning process. These projections reflect AFG management’s best judgment as to the future performance of all its business units, including National Interstate. AFG’s projection for National Interstate over the three year period commencing in 2014 is set forth below. The AFG projections were not reviewed or approved by National Interstate’s management.

($ in thousands except per share)	2014	2015	2016
Gross premiums written	$692,000	$761,200	$837,320
Net premiums earned	556,417	599,325	659,257
Combined ratio	98.0%	96.0%	95.0%
Net operating income	$29,095	$38,859	$45,933
Shares outstanding—diluted	19,753	19,753	19,753
Operating earnings per share	$1.47	$1.97	$2.33
Dividend per share	0.44	0.44	0.44

Using a discounted cash flow methodology, based on (A) financial performance as noted above, (B) discount rates ranging from 9.0% to 13.0% and (C) 2016 estimated net income terminal multiples ranging from 13.0x to 15.0x, the calculated range of implied values for per share National Interstate equity value was $22.64 to $28.63.

Dividend Discount Analysis—Based on National Interstate 2014 Budget

As discussed above, the 2014 National Interstate plan approved by its Board of Directors calls for operating earnings per share of $2.30. The 2014 budget assumes gross written premiums of $692 million, net earned premiums of $556 million and a combined ratio of 93.9%. For purposes of developing a dividend discount model, AFG extrapolated 2015 and 2016 results from the 2014 budget assuming 10% growth in gross premiums written and a combined ratio of 93%. The assumption as to growth in gross written premium was developed in reference to 11% growth in gross written premiums in 2013 and 9% growth in 2012. The combined ratio assumption was selected after considering the Board’s approval of a 2014 business plan founded upon a 93.9% combined ratio. National Interstate’s 2013 $0.11 per share quarterly dividend was increased in February, 2013 by 10% over the quarterly dividend payments made in 2012. National Interstate has increased its dividend each year since its initial public offering in 2005. Common share dividends are assumed to increase by 10% in each of 2014, 2015 and 2016, although the Board of Directors of National Interstate has taken no such action with respect to 2014’s quarterly dividend. The 2015 and 2016 extrapolations have not been reviewed or approved by National Interstate’s management.

($ in thousands)	2014	2015	2016
Gross premiums written	$691,955	$761,200	$837,320
Net premiums earned	556,396	599,325	659,257
Combined ratio	93.9%	93.0%	93.0%
Net operating income	$45,545	$48,550	$52,745
Shares outstanding—diluted	19,821	19,921	20,021
Operating earnings per share	$2.30	$2.44	$2.63
Dividend per share	0.48	0.53	0.59

Using a discounted cash flow methodology, based on (A) management’s 2014 budget and 2015 and 2016 financial performance as noted above, (B) discount rates ranging from 9.0% to 13.0% and (C) 2016 estimated net income terminal multiples ranging from 13.0x to 15.0x, the calculated range of implied values for per share National Interstate equity value was $25.74 to $32.52. AFG and Purchaser based the discount rates on their assessment of National Interstate’s cost of equity, and the 2016 net income terminal multiples were derived with reference to the market trading prices and price to earnings multiples of the companies identified under “Public Market Trading Analysis.” The dividend projections are discounted at a discount rate to determine the present value of the dividend stream. The present value of the terminal value is added to arrive at a total equity value.

Dividend Discount Analysis—Based on National Interstate 2014 Budget and Accelerated Return of Capital

The 2014 National Interstate plan as approved by its Board of Directors estimates that National Interstate will have $8.1 million of capital in excess of business and rating agency requirements at year end 2013. This amount is estimated to rise to $21 million in 2014. In addition, National Interstate had only $12 million of debt outstanding at year-end 2013, representing an adjusted debt to capital ratio of 3% with capital calculated excluding unrealized gains on fixed maturities. In order to accelerate the return of capital to shareholders, National Interstate could, subject to Board and other approvals, borrow an additional $71 million under its bank credit facilities and pay an extraordinary dividend of $4.00 per National Interstate share in 2014 although no such special dividend is being considered by the Board at this time. The National Interstate budget would permit an additional $0.65 per share special dividend in 2015 based on incremental excess capital generation in 2014. Subject to business performance and other considerations, a $1.00 special dividend is assumed to be paid in 2016 based on 2015 financial performance even though National Interstate management has made no recommendation concerning excess capital in 2015 or 2016.

Using a discounted cash flow methodology, based on (A) management’s 2014 budget and 2015 and 2016 financial performance as noted above, (B) discount rates ranging from 9.0% to 13.0% and (C) 2016 estimated net income terminal multiples ranging from 13.0x to 15.0x, the calculated range of implied values for per share National Interstate equity value was $25.74 to $32.52. AFG and Purchaser based the discount rates on their assessment of National Interstate’s cost of equity, and the 2016 net income terminal multiples were derived with reference to the market trading prices and price to earnings multiples of the companies identified under “Public Market Trading Analysis.” The dividend projections are discounted at a discount rate to determine the present value of the dividend stream. The present value of the terminal value is added to arrive at a total equity value.

(e) According to the statements in the Purchaser’s Schedule TO, as amended, on February 17, 2014, in possession of a draft opinion of Duff & Phelps as to the Initial Offer Price provided to the board of directors, representatives of AFG and the Purchaser on the board of directors of the Company discussed the status of the offer among themselves and with other senior representatives of AFG. Based solely on statements in the Purchaser’s Schedule TO, as amended, the Company believes that the boards of directors of AFG and the Purchaser had provided Mr. Consolino in his capacity a senior executive of AFG with authority to increase the offer price within certain parameters stated in the board approvals by AFG and the Purchaser.

(f) The following is added at the end of the second paragraph discussing the board meeting held on February 17, 2014 in the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer”:

As Duff & Phelps had concluded that its engagement was completed upon the delivery of its fairness opinion as to the Initial Offer Price, there was no further assistance that the Company could have offered to Duff & Phelps in order for Duff & Phelps to express an opinion as to the Amended Offer Price short of entering into a new engagement with Duff & Phelps to provide another fairness opinion as to the Amended Offer Price.

(g) The following is added at the end of the paragraph discussing Alan R. Spachman’s Schedule 14D-9 initially filed on February 19, 2014 in the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer”:

The Spachman Schedule 14D-9 made certain allegations regarding changes to the Company’s reserve policies. The Company believes that these allegations are without merit. The changes to the Company’s reserve policies were implemented at the initiative of the Company’s management. The Company reviews loss reserve adequacy and claims adjustment effectiveness monthly and quarterly, focusing management attention on claim reserves with more significant attention being given to case reserves above $100,000. Further, the Company’s reserves are reviewed in the ordinary course of business quarterly and opined upon annually by actuaries from the Purchaser, which has been the case for many years. Reserves are routinely adjusted as additional information becomes known. Management records, on a monthly and quarterly basis, its best estimate of loss reserves.

For purposes of computing the recorded reserves, the Company’s management utilizes various data inputs for loss and loss adjustment expenses reserves, including analysis that is derived from a review of quarterly results performed by actuaries employed by the Purchaser. During the second quarter of 2013, as part of management’s normal analysis of claim frequency and severity development trends relative to historical loss experience, and industry loss development trends, management noted an increase in claim severity that was not anticipated in the assumptions underlying management’s best estimate of loss reserves. This was confirmed by the results of the Purchaser’s first quarter actuarial analysis. As a result, management requested the actuaries from the Purchaser to accelerate the timing of their quarterly review of reserves utilizing current period data. Prior to this, management would utilize a review of the prior quarter results performed by the Purchaser’s actuaries with the exception of the quarter ended December 31 where current period data has always been utilized. The change was made by management in response to the increase in claim severity noted by management. This was not the type of change that would typically be brought by management to the attention of the board of the directors or the audit committee prior to management developing its best estimate of reserves. However, the change was discussed with the audit committee (and those members of the board of directors who are not on the audit committee but who attended the audit committee meeting) prior to the finalization and approval by the audit committee of the Company’s second quarter press release.

Additionally, at the same meeting the audit committee approved the filing of the Company’s Form 10-Q for the quarter ended June 30, 2013 after discussion relating to management’s best estimate of loss reserves and the aforementioned change in timing of the Purchaser’s actuarial analysis. Any impact on the Company’s stock price was not a factor considered when management requested the Purchaser to change the timing of their actuarial analysis.

The following is added at the end of the paragraph discussing the board meeting held on February 27, 2014 in the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer”:

On March 11, 2014, counsel to the audit committee sent a letter to counsel to the Company (the “Committee Letter”), which is attached as Exhibit (a)(51) hereto and is incorporated herein by reference. Shareholders should not infer from the Company’s disclosure of the Committee Letter that either the Company or majority of its board of directors agrees or disagrees with the factual assertions, legal conclusions or recommendations contained therein.

(h) The following is added at the end of the first paragraph in the section entitled “Item 4—The Solicitation or Recommendation—Opinion of Duff & Phelps”:

The Company believes that Duff & Phelps followed its customary procedures for evaluating transactions of this type. The Company did not request Duff & Phelps to deviate from its customary procedures by conducting an analysis of the Initial Offer Price to the historical prices of the Company’s stock over a longer period than 30 trading days, or in any other fashion.

On March 11, 2014 the Purchaser again amended the Schedule TO and Schedule 13E-3 in response to the Company’s Statement (discussing certain financial projections of the Company), as well as updating the disclosures in the Transmittal Documents.

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(51)	Letter, dated March 11, 2014, from counsel to the Audit Committee to counsel to National Interstate Corporation

(a)(52)	Schedule TO-T/A, dated March 11, 2014 (incorporated by reference to Schedule TO-T/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 11, 2014)

(a)(53)	Schedule 13E-3/A, dated March 11, 2014 (incorporated by reference to Schedule 13E-3/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 11, 2014)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NATIONAL INTERSTATE CORPORATION

By:	/S/ ARTHUR J. GONZALES
Name:	Arthur J. Gonzales
Title:	Vice President, General Counsel and Secretary

Dated: March 12, 2014